CARTICA ACQUISITION CORP

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

VIA EDGAR

August 21, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Craig Arakawa

Re:	Cartica Acquisition Corp
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-41198

 Dear Mr. Arakawa:

Cartica Acquisitions Corp (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, on August 17, 2023, regarding its Form 10-K for the Fiscal Year Ended December 31, 2022 filed on March 31, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.	We note disclosures in your Definitive Proxy Statement filed on June 12, 2023 relating to the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a risk factor substantially in the form below in its Form 10-Q for Quarter Ended June 30, 2023 and will continue to include the risk factor in other appropriate future filings under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate a business combination with such target.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.69 per share as of July 16, 2023, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Cartica Acquisition Corp

By:	/s/ Suresh Guduru
Name:	Suresh Guduru
Title:	Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP